09056783

ITES
IGE COMMISSION
. 20549

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SEC FILE NUMBER
8-67855

PB* 3/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/07/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

NAME OF BROKER-DEALER:

Rosenthal Collins Capital Management, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 W. Jackson, Suite 400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renata Szkoda — 312-795-7808 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

10 3/24

OATH OR AFFIRMATION

I, Renata Szkoda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenthal Collins Capital Management, L.L.C. , as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 25th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Renata K. Szkoda
Signature

Director of Finance
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Rosenthal Collins Capital Management, L.L.C.
Chicago, Illinois

We have audited the statement of financial condition of Rosenthal Collins Capital Management, L.L.C. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Collins Capital Management, L.L.C. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2009

Rosenthal Collins Capital Management, L.L.C.

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	66,353
Prepaid expenses		7,007
Other assets		347
Total assets	$	73,707
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	15,631
Member's equity		58,076
Total liabilities and member's equity	$	73,707

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Rosenthal Collins Capital Management, L.L.C. (the Company), a wholly owned subsidiary of Rosenthal Collins Group, L.L.C. (the Parent), was organized on February 7, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company intends to participate in underwritings on a "best-effort" basis and to act as an agent in private equity placements of direct participation programs. The Company has not yet commenced operations.

The operating agreement of provides, among other things, that the Company shall dissolve no later than December 31, 2035.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss in included in the tax return of the Parent.

New accounting pronouncement: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Related Parties

Certain expenses of the Company are paid by the Parent and reimbursed by the Company. These expenses are reflected in the statement of operations.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 12 -1/2 percent of aggregate indebtedness during the Company's first year registered as a broker-dealer (6-2/3 percent thereafter), as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $51,000 and $5,000, respectively. The net capital rule may effectively restrict distributions to the Parent.

McGladrey & Pullen
Certified Public Accountants

Rosenthal Collins Capital Management, L.L.C.

Statement of Financial Condition Report

December 31, 2008

(Filed as PUBLIC information pursuant to rule 17a-5(d)
under the Securities and Exchange Act of 1934.)